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Exhibit 16 to Form 8-K


                        [Ernst & Young LLP letterhead]



July 19, 1995



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.


Gentlemen:

We have read Item 4 of Form 8-K dated July 19, 1995 of VF Corporation and are in agreement with the statements contained in paragraphs two, three and four on page 2 therein.

To avoid any potential confusion that could arise from the manner in which the Registrant phrased the disclosure in paragraph four, page 2 to Item 4(a) of Form 8-K, we have been informed by management of the Company that it intended to convey that there were no "reportable events" as that term is defined in
Item 304(a)(1)(v) of Regulation S-K, and we agree therewith.

In addition, we have no basis to agree or disagree with other statements of the registrant contained in the first and last paragraph on page 2 of the above referenced filing.


                                                /s/ Ernst & Young LLP